July 9, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Communication Intelligence Corporation (the “Company”)

Revisions to Preliminary Proxy Statement on Schedule 14A filed with the SEC on June 28, 2010

SEC File No. 000-19301

Ladies and Gentlemen:

We have received your letter dated July 7, 2010 in which you had two comments to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 28, 2010.   The Company’s responses to the Commission’s comments are as follows:

Comment # 1 (General):

Please tell us why you have not included pro forma financial information pursuant to Item 13 of Schedule 14A.

Company Response:

The Company concluded that the discussion of the Recapitalization and Offering provided in its Preliminary Proxy Statement did not require the inclusion of pro forma financial statements because the Recapitalization and Offering did not meet any of the requirements mandating inclusion of such pro forma financial statements.  Notwithstanding this, the Company has revised its Preliminary Proxy Statement on Schedule 14A to include pro forma financial information contemplated by Item 13 of Schedule 14A.  Specifically, under Proposal Two (Amendment to Our Certificate of Incorporation to Increase the Authorized Number of Shares of Capital Stock from 285,000,000 to 535,000,000), after the pro forma capitalization information provided on page 23, the Company has inserted pro forma financial information.

With regard to the foregoing, the Company notes that the information required to be provided under Item 13(a)(2) of Schedule 14A (Item 302 of Regulation S-K (Supplementary Financial Information)) is not required to be provided by smaller reporting companies.  As a smaller reporting company, the Company has elected not to provide the information required to be provided under Item 302 of Regulation S-K.

Comment # 2 (Election of Directors, page 5)

It appears you have omitted the information required in answer to Item 407(h) of Regulation S-K.  Please advise or revise your filing.

Company Response:

In response to the Commission’s comment, the Company has inserted disclosure above the heading “Communications to the Board” on page 11 of the revised Preliminary Proxy Statement on Schedule 14A.

A revised version of the Company’s Preliminary Proxy Statement containing these changes is filed with this letter.

In consideration of the foregoing, the undersigned respectfully submits the revised Preliminary Proxy Statement on Schedule 14A for the Commission’s review, and, if the changes made therein resolve the Commission’s comments on the Preliminary Proxy Statement filed on June 28, 2010 to the Commission’s satisfaction, requests the Commission’s permission to file its Definitive Proxy Statement as soon thereafter as practicable.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (650) 802-7737.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial Officer and Chief Legal Officer, Communication Intelligence Corporation